Exhibit 99.19

CONSENT OF EXPERT
March 28, 2025

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

Mining Plus Canada Consulting Ltd. hereby consents to the filing of the written disclosure regarding:
•The quotation, inclusion or summary of those portions the Technical Report, Skouries Project, Greece, effective January 22, 2022 for which the undersigned is responsible for; and
•other information pertaining to this project

and the use of its name in (i) the Annual Information Form for the year ended December 31, 2024 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

Mining Plus Canada Consulting Ltd.
/s/ George Darling
Name: George Darling
Title: VP, North America